THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

July 30, 2013

Ms. Mara L. Ransom
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Kallo Inc.
Form S-1 Registration Statement
File No. 333-184572

  In response to your letter of comments dated July 16, 2013, please be advised as follows:

General

1.           The Form 8-K was filed with the SEC on July 18, 2013.

Fees Paid to Kodiak Capital, LLC

2.           A written addendum to the investment agreement has been filed as Exhibit 10.33.  The terms of the agreement were not renegotiated.  The Company delivered 2,000,000 shares to Kodiak.  The addendum was created at your insistence.  The 2,000,000 shares are not part of the put shares.

Financial Statements

General

3.           A request for waive has been filed with the SEC.  A copy of request for the waiver is attached to this letter and the amounts contained in the financial statements since inception have been labeled as “unaudited”.

Note 7

4.           We have disclosed in Note 7 that such an estimate of any additional possible loss cannot be made at this point.

Ms. Mara L. Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1 Registration Statement
File No. 333-184572
July 30, 2013
Page 2

Report of Independent Registered Public Accounting Firm

5.           The audit report has been included in this amendment.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Kallo Inc.

Enclosures

KALLO, INC.
15 Allstate Parkway
Suite 600
Markham, Ontario
Canada L3R 5B4
TEL: (416) 316-9997

July 19, 2013

Corporate Finance
Office of Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

This is a request for a waiver of the audit requirement of the inception to date amounts for Kallo Inc. (the "Company").

In connection the Company's Form S-1 registration statement, we received a comment from Mr. Mara Ransom, Assistant Director, which states:

"Please file the audit report of the predecessor auditor referred to in the report of your current auditor. Please note that if your predecessor auditor(s) refers to the report of other predecessor auditor(s), the report(s) of the other predecessor auditor(s) should also be filed as well as the consent(s) required by Item (b)(23). If it is impracticable to obtain the necessary audit reports and consents, you may request a waiver from CF-OCA of the audit requirement of the inception to date amounts. If a waiver of the audit requirement is obtained, the amounts from inception should be labeled as unaudited. Please refer to Auditing Standards Codification AU Section 508. Please note that this comment also applies to the amendment to Form 10-K filed June 28, 2013."

Since inception, the following auditors have audited the Company's financial statements:

Kempisty & Company	Inception - October 21, 2009
Malone Bailey LLP	October 21, 2009 - February 28, 2011
Collins Barrow Toronto LLP	February 28, 2011 - February 6, 2012
Schwartz, Levitsky Feldman LLP	February 10, 2012 - Current

Since the Company is a developmental stage company, we have been advised that it must provide not only our auditors' reports since inception, but consents as well. Unfortunately, Kempisty & Company is no longer in operation and is no longer a member of the Public Company Accounting Oversight Board (PCAOB). As such it is impossible to obtain a consent from Kempisty & Company for inclusion in the Company's Form S-1 registration statement. Further, as a result thereof, to re-audit the Company's financial statements since inception would work and undue hardship and expense upon the Company.

Accordingly, Kallo Inc. requests that you waive the audit requirement since inception for the Company. The amounts since inception will then be reflected as "unaudited".

Yours truly,

Kallo, Inc.

BY: ________________________
Vince Leitao, President

PROVINCE OF ONTARIO)
) SS.
________________)

I, Vince Leitao, being first duly sworn upon my oath, deposes and state: I am the president and a member of the board of directors of Kallo, Inc. I have read the above and foregoing letter and that the contents therein are true, correct, and accurate.

Dated: July 19, 2013.

____
Vince Leitao

I, Jason Huang, do hereby certify that on the 19th day of July, 2013, personally appeared before me, a Notary Public in and for the Province of Ontario, Canada, Vince Leitao, a person known to me to be the president and a member of the board of directors of Kallo, Inc., a Nevada corporation, who subscribed his name to the above and foregoing letter and affirmed to me that the matters contained therein are true, correct, and accurate.

SUBSCRIBED AND SWORN TO before me on this 19th day of July, 2013.

____
Notary Public in and for the Province of Ontario, Canada

My Commission Expires:

N/A.

JASON HUANG
BARRISTER & SOLICITOR

(Seal)

07/24/2013 13:49 FAX 2027729210 001/002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.
Washington, D.C. 20549

FACSIMILE TRANSMITTAL

July 24, 2013

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name: Mr. Conrad Lysiak

Organization: The Law Office of Conrad C. Lysiak

Telecopier Number: (509) 747-1770

Total Number of Pages, Including Cover Sheet: 2

FROM: Mark Shannon, Associate Chief Accountant
Division of Corporation Finance

Telephone Number: (202) 551-3299
Telecopier Number: (202) 772-9213

If you do not receive all pages, please telephone the above number for assistance.

NOTE: THIS DOCUMENT MAY CONTAIN PRIVILEGED AND NONPUBLIC INFORMATION. IT IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE, AND OTHERS WHO SPECIFICALLY HAVE BEEN AUTHORIZED TO RECEIVE IT. If you are not the intended recipient of this facsimile, or the agent responsible for delivering it to the intended recipient, you hereby are notified that any review, dissemination, distribution, or copying of this communication strictly is prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original to the above address by regular postal service without making a copy. Thank you for your cooperation.

07/24/2013 13:49 FAX 2027729210 002/002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

Mr. Vince Leitao
President
Kallo, Inc.
15 Allstate Parkway, Suite 600
Markham, Ontario L3R 5B4
Canada

Re: Kallo, Inc. (the "Company")
File No. 333-184572

Dear Mr. Leitao:

In your letter dated July 19, 2013, which we received on July 22, 2013, you indicate that the Company is in the "development stage," and the staff has requested that you provide the reports and related consents of your predecessor auditors because your current auditor refers to the predecessor auditors' work in its opinion on the Company's cumulative inception-to-date disclosures, which are required by ASC 915-225-45-1. However, your letter states that the Company has changed auditors several times over the period since its inception, and you believe it is impracticable for the Company to obtain an audit opinion and consent from each of its prior auditors over the period since inception for the reasons noted in your letter. Therefore, you request a waiver from the requirement that the cumulative inception-to-date information be audited in the Company's filings that include an audited balance sheet.

Based on the information provided, we will not object to your request. However, in its future filings, the Company should continue to provide cumulative inception-to-date disclosures on an unaudited basis until the Company exits the "development stage." The cumulative columns in the statements of operations and cash flows and the cumulative activity in stockholders' equity (deficit) for periods prior to January 1, 2011 should be labeled "unaudited." In addition, please amend your Form S-1 and your most recent Form 10-K to include the cumulative information on an unaudited basis as well as a new auditor consent and a new report provided by your independent auditor that does not reference the work of other auditors for the period from inception (December 12, 2006) to December 31, 2012.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3299.

Sincerely,

Mark C. Shannon
Associate Chief Accountant